J.P. Morgan Securities LLC
383 Madison Avenue, New York, New York 10179

Morgan Stanley & Co. LLC
1585 Broadway, New York, New York 10036
February 27, 2017
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Hamilton Lane Incorporated Registration Statement on Form S-1 Registration File No. 333-215846
Dear Sir/Madam:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 6,485 copies of the Preliminary Prospectus dated February 16, 2017, were distributed during the period February 16, 2017 through 5:00 p.m., Eastern Time, February 23, 2017, to prospective underwriters, institutions, dealers and others.
Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
In accordance with Rule 461 of the Act, we hereby join in the request of Hamilton Lane Incorporated for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 pm Eastern Time on February 28, 2017, or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC MORGAN STANLEY & CO. LLC Acting severally on behalf of themselves and the several underwriters

J.P. MORGAN SECURITIES LLC
By:	/s/ Ray Craig
Name: Ray Craig Title: Managing Director

MORGAN STANLEY & CO. LLC
By:	/s/ Michael Occi
Name: Michael Occi Title: Executive Director